Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: April 29, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a moderated podcast interview from an episode of SPAC Insider titled “General Fusion’s Greg Twinney & Spring Valley III’s Chris Sorrells (SVAC)” featuring General Fusion’s Chief Executive Officer, Greg Twinney, and Spring Valley Acquisition Corp. III’s Chief Executive Officer and Chairman, Chris Sorrells, published on April 29, 2026:

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Speakers:

Moderator — SPAC Insider Host, (Interviewer)

Greg Twinney— CEO of General Fusion (Interviewee)

Chris Sorrells — CEO and Chairman of Spring Valley III (Interviewee)

00:00:00:00 - 00:00:16:18

Moderator

So just to start off, Greg, I think one of the basic things that your average layperson knows about fusion is just that it's a technology that is still a ways off. We're going to get into all of the strides the general fusion is made in proving the technology. But just to get a sense of timeline, how far away does real commercialization look like for fusion?

00:00:16:20 - 00:00:52:24

Greg Twinney

It's a great question. Look at general fusion. We started with the end in mind of putting power plants on the grid to, unleash the energy that fusion can deliver. So we started with that end in mind and as we are, have been sort of working over the last couple of decades, we've been at this a couple of decades. We have our sights on a first of a kind plant in the mid 2030s. And that is all based on, you know, 20 years of work developing the technology. And then what our path looks like going forward, which are some, pretty incredible milestones to, to get from here to, to that point in the mid 2030s.

00:00:52:24 - 00:02:21:01

Moderator

Great. And Chris, you know, the Spring Valley team has taken a number of companies public now from the emerging energy technology space. You know like new scale which has been a pioneer in small modular nuclear reactor designs.

Why do you think now is the time for fusion?

00:01:05:27 - 00:02:21:01

Chris Sorrells

Fusions at an inflection point? We have soaring global energy demand. We have new technologies on the frontier that are shortening development times, AI, advanced computing. We have significant capital flowing into the sector. We have high quality management teams like Greg and Megan. Coming into the sector. We've got growing government support, internationally. And we have the beginnings of the regulatory framework being fleshed out. So the macro is, developing very nicely, very similar to what we saw in the smart space overlay that the Spring Valley's focus. We have a track record of bringing first movers to market, over our 30 plus years, in the capital markets. And we've brought, you know, companies like renewable energy group public took it public at ten, sold it to Chevron for 6150. And we brought new scale public in and watched its rise. We've helped usher in, you know, the solar industry back in the early 2000. So it fits really nicely with what we like to do, bringing, you know, these frontier type check to the market first. If you think about it, there is no way to play pure play fusion anywhere in the world. And General Fusion will be the first publicly traded company to do that. And in the transaction itself, incredible valuation. We've had third party, validation in an oversubscribed pipe. We have, additional trust capital up to 230 million that can come into the company. And so we're well capitalized to achieve the key milestones.

00:02:21:01 - 00:02:39:20

Moderator

Yeah. And I want to get into some of those details as well in a bit. But, you just namechecked a lot of different, energy sources, energy types there. Where does fusion fit into that? And what are some of the advantages that it can bring to the landscape?

00:02:48:09 - 00:04:22:28

Greg Twinney

Fusion is often called the last source of energy humanity will ever need. Or the holy grail of energy. And for many different things to describe, really the incredible opportunity that fusion, provides. Often the way to think about this would be, if you're familiar with, fission, which probably a lot of your listeners are, you know, traditional nuclear. It's kind of like having all the benefits of that. But without the downsides, and so what that means is, you know, clean source of reliable, dispatchable baseload power, no carbon emissions, no long term high level radioactive waste. From a fuel perspective, talking about, deuterium and tritium, which, deuterium is abundant resource in the sea can be sourced from seawater and truly, can be bred while creating fusion energy. So, from a fuel perspective, abundance, in that fuel, of course, can't be weaponized. Lastly, in terms of safety, you know, if fusion does fail, it fails safely. The physics of fusion means there's no chain reaction, no meltdown, possibility. And again, no high levels of radiation. So if you think about the mix of energy in the future, there's there's going to continue to be just probably an insatiable demand for energy. That we're seeing now and, you know, for decades to come. And as we bring fusion to market and of course, doing that in a way that's going to be economically competitive, I see it, continuing to, provide more and more of the overall energy mix. in the future, just because of those incredible, attributes of fusion.

00:04:23:09 - 00:04:44:03

Moderator

Yeah. And on that economic case side, you know, given that we don't have, first of its kind commercial plant in operation yet to, you know, base, all of our estimates and assumptions on yet. What do you think the CapEx to power production sort of ratio is going to be there or what have you been able to determine, in terms of your own work, in developing your own demonstration plant, etc.?

00:04:44:03 - 00:06:49:02

Greg Twinney

Yeah. So so this all feeds into the culture of our company and sort of our entrepreneurial approach, where we've brought together, a team that, of course, we've got the scientific basis you need that you need to have a scientific basis. If you're working in fusion, you need to have that team that knows how to, you know, develop the science, create fusion conditions, all of those things. But how you do fusion really, really matters. Not just creating the fusion conditions and the how needs to feed into a long term commercialization roadmap. And for us, you know, starting with this end in mind of a commercial power plants meant a couple things. One, we don't want to have uncertainties in terms of the types of technologies, materials, capabilities that feed into a commercial power plant. So start with, as much as you can existing materials, existing technologies, the knowns, and put those into those ingredients, into the pot. Also make sure that what you're going to do is going to be something that ultimately can be economical and competitive with other technologies, and then we use a levelized cost of electricity as a means to ensure that we are staying competitive. And so for us, uniquely, because we're taking this, you know, our approach, we're able to calculate, you know, of course, it's an estimate, at this stage, but we're able to calculate what our levelized cost of electricity, you know, can be and we see ourselves coming in that sort of 64 to $73 per megawatt hour range. That's what we're currently estimating to, to be at and and again, you know, we're not working with superconducting magnets or lasers that, you know, I think will be challenged to scale or, or materials that are not yet known. And, you know, whether it's what the material is or how much it will cost. So using this sort of existing technological technologies approach, we're able to, to calculate these estimates out now, today, even though our first of a kind, isn't slated to, we still up in operating until the mid 2030s.

00:06:49:02 - 00:07:08:20

Moderator

And so let's talk about your, particular design as well. I mean, you are one of a small number of, companies that has gotten, down this road figuring out a design and beginning the early stages of creating fusion and fusion reactions. What do you see as being some of the advantages to your, design itself? And, and what have you learned to that process?

00:07:09:02 - 00:10:54:22

Greg Twinney

We start with the basics. Fusion is, in simple, very, very simple terms. You're trying to recreate the conditions of the sun and the stars inside of a machine on demand. You know, the some of the stars are, have, you know, gravity on its side and can create these, you know, very high temperature, high density conditions, perpetually, more or less. And so to recreate those conditions and extreme temperatures, etc.. Or to get fusion, need to recreate those conditions. I spoke earlier about the how you do it. And so you know how you do it once for an IC science experiment. You know, you can you can use all sorts of exotic materials or superconducting magnets or lasers to create these extreme conditions. And, that'll be great for science. And you can do all sorts of research of course, as we all know, in a power plant, you need to be able to do that for, you know, 40 years in order to, get the cost, you know, return back of, of that machine that you built and have reliable grid power. And so, for us, we looked at, of course, okay, we got to create fusion conditions inside the machine. We got to do it in a way that can, overcome some of the barriers that are well known inside the fusion industry. And there's really four key barriers, you know, beyond just creating fusion conditions. One is, when you create these fusion conditions in the way that most of the companies and academia and national labs are doing it, you know, you're combining these two atoms together. Often it's deuterium and tritium. And the result of that is, yeah. In our case, helium and and a neutron. So this sort of high energy neutron, that's, that's the energy that's being created through this fusion process is this high energy neutron. And beauty of it is, is that it's high energy, very dense. But the downside is that that neutron can cause a lot of damage. And it's hard to control that. You can't control it. And so if you're creating fusion conditions inside of a machine with a solid structure or, you know, lenses or lasers facing this, these neutrons will get damaged and damaged pretty quickly. And so, we took an approach that allows us to create these fusion conditions inside of a liquid metal wall, where when fusion happens in our machine, it will be encased in liquid metal, and that liquid metal will absorb that high energy neutron, protect the machine and also do a few other things. One, it will actually allow us to breed fuel. actually be able to breed more fuel than we use in our fusion process. So, kind of own that fuel cycle for our plant and for subsequent plants that we may want to, continue to, to build. And so, sort of this, this liquid metal wall is protecting the machine. It's breeding fuel. It's also allowing us to capture that high energy neutron again, I mentioned that is sort of flying off very hard to control, but you can slow it down. You can convert that energy to into thermal energy. And we do that by having the neutron fly into the liquid metal. It heats up this liquid metal over time. And allows us to sort of use this liquid metal as a heat sink. And, as you think about, traditional power plants, converting liquid metal into energy that's usable as a well known process. Of course, it's a little different with fusion. You got it. There are a few things you need to make, but it's it's a well known process. And so we've got this sort of, way to, to do that. And of course, again, back to, cost if you're destroying the machine or if you're unable to, breed your own fuel or you got use exotic materials, you're not going to be able to build a machine that's going to be economical. And, therefore, you might be climbing the wrong mountain with, that approach. So, for us, we've addressed these commercialization barriers upfront in our design, and every step of the way along the way is made sure that we can execute on that design, and that we're, you know, that we're climbing the right, the right now, on the way of creating fusion conditions.

00:10:54:22 - 00:11:14:14

Moderator

Yeah. And just how ready do you see the kind of the, the commercial landscape and the regulatory landscape being for, fusion being a reality? I mean, there's decades of regulations around nuclear plants, for instance. But, you know, how ready is it for, for fusion and how much have you been able to engage with, your potential clients, in the near future?

00:11:14:14 - 00:12:53:16

Greg Twinney

So, you know, I'll start, but maybe let Chris jump in on, on the fusion side in terms of regulations. But what I, what I can tell you about the fusion regulations in any environment is, is that it's critical that fusion is regulated, appropriately. And what I mean by that is, as I said earlier, fusion is safe. You know, you don't have this long term radioactive waste, and there's no there's no meltdown potential here. And so, what that means is, from a even from a radioactive perspective, the, the profile of similar to a hospital, actually, it's working with medical isotopes. And so, of course, it's a large industrial facility and power plant. But, you know, from a safety perspective, it needs to be regulated, much, much different than fission. And, you know, we know that the fusion industry is just so heavily burdened with, regulations. And in some ways, it should be, because, you know, you want to make sure that everything's being done safe and protecting the public, with fusion, being safe, and under the right regulations, the opportunity and market size for fusion is just so much larger because of the safety factor. And what we're seeing is governments recognizing this. Already, the UK, the US already moving forward with regulations around fusion that would make it, similar to like a particle accelerator type of thing. And so, you know, we're seeing governments all around the world follow suit and, and moving in the right direction. And I'm, you know, very optimistic that, the regulatory regime that happens, you know, sort of globally, at least in the major markets, will be, very fusion friendly.

00:12:53:17 - 00:14:08:04

Chris Sorrells

Yeah. The big the big thing is I mean, vision is, you know, part 50, part 52, it's, you know, designed for sustained chain reactions. You know, there's large radioactive inventories which result in, you know, multi-year approvals, not uncommonly, five, ten years plus. You look at fusion, it's part 30, terms of, you know, what it's regulated under. Yeah, it's more like a medical isotope facility. So you have risk informed, but, you know, much wider licensing. And, you know, it could be a couple of years. So I think that's a very big difference that we see at the moment. And you know, you really don't have meltdown risk. You don't have long lived radioactive fuel. You know, they're not off site release scenarios, you know, which require containment layers, emergency planning zones that sometimes are measured in miles, you know, not acres. The even though the smears are a little bit smaller. And so, you know, fusion doesn't have a sustained chain reaction, meaning it has a very tiny, you know, radioactive inventory. You know, plasma shuts down quickly. It could be disrupted. And so regulators treat it much more like contained industrial hazard. You know, not systematic catastrophic risk.

00:14:08:11 - 00:14:25:18

Moderator

Right. And so, I mean, I asked Chris at the beginning, what brought the Spring Valley team over to, General Fusion? I'm curious. Greg, you know what made you think about, now is being the right time to, go public, to bring the company public, why I sat back? And how did, the Spring Valley team, of stand out to you on that end?

00:14:25:23 - 00:16:37:20

Greg Twinney

Yeah. but we've been, we're looking at, the right timing to bring this company public. We'd always sort of had in our mind that, at some point this this would be part of the journey. And, we spent, as I discussed earlier, in the last two decades, developing the tech, real tech, fusion tech, writing peer reviewed papers to establish the science credibility, step by step in our own machines and, and have, you know, done an incredible job of doing that. And that all sets us up for, the next phase of the company. And we most, most recently commissioned a new machine. It's called LM 26 or Lawson Machine 26. And it's, it's designed, now built now operating. And team is in place. It's licensed all those things, and it's designed to achieve some really game changing milestones. In fusion, you know, it's, some of the milestones that are well established are around temperatures. So we designed this machine to use our unique approach to fusion, you know, sort of commercially, relevant approach to fusion to achieve these, you know, industry accepted milestones. And really, it's, temperatures of a 10 million degrees, you know, starting up, you know, in around there and moving up to 100 million degrees and then getting the sort of densities and temperatures that we would need to see inside of our, you know, commercial machines on an ongoing basis. And so having that machine designed, operating and, working towards these milestones, what we wanted to do in going public was a, have the platform to be able to share these milestones, established with a broader set of investors. what they should be looking for in terms of fusion companies and development on the path to commercialization and to, fund it and the opportunity to partner up with the Spring Valley team who has a history of, doing this extremely well was a no brainer for us. partner with this team, take the company through the process, be the first publicly traded, fusion company, pure play, at least. And, and and and do that in a way that funds this program and hit these milestones. Pretty excited about, choosing the team at Spring Valley. And, look, we hope to ring the bell sometime in mid 2026. And, that's looking pretty good at this stage.

00:16:39:03 - 00:18:31:08

Moderator

Yeah. And, Chris, I feel like we were just talking about your, Eagle Energy metals deal. And it feels like, once again, you've landed on a pretty restrained valuation for general fusion. And granted, you know, the company can earn more shares through an Earnout, as it, you know, meets, its goals. But could you just explain your strategy and how you came up with this number with, free money, equity value of 600 million?

00:18:42:29 - 00:19:49:16

Chris Sorrells

Yeah. You know, we look at a variety of metrics. You know, we look at prior rounds, you know, we look at sort of discounted cash flow analysis. You know what do we think we model what kind of cash this hospital athlete we look at comparable companies, you know in the public markets and where they trade. We look at recent deals. You know, we at this point in the vision side, you know, have I think about five, you know, smears that are public and one could, you know, compare values to when they went out and then where they are now. So mix of analytics. And when the dust settled here. Well, and you know, one other big thing, you can look across a variety of sectors at Frontier Tech. And in doing that you get a sense. And, you know, I'm talking about space exploration, early days of electric vehicles, electric aircraft, unique batteries, battery chemistries, the early days of fuel cells, you know, biofuels, you know, even solar tech in the day. And, you can compare where some of those earlier stage frontier techs can come to market. And when we did that, we came up with, a number and then, you know, made a conscious decision, you know, to make a very attractive entry point for the public investor. And so we feel really good about the valuation here. And, we feel like that, institutional retail have an opportunity to really capitalize on a nice return as the company achieves its stated milestones over the next couple of years.

00:18:42:29 - 00:19:49:16

Chris Sorrells

One other thing that perhaps factors into this is, it's part of the culture of general fusion. We have, what we believe are leading the space in on the technology front. And we have done that with, an order of magnitude less capital than most of our peers. And what I've seen you know, sort of poured into other fusion projects, etc. So we've taken this very methodical, incremental approach to, developing the technology step by step and the same time doing that in an incredibly capital efficient way. This is not, spend billions of dollars to build a large-scale demonstration. This is all about demonstrating the minimum, fastest, quickest way, you know, each component of the technology, de-risking things step by step. And we've done that in an incredibly capital efficient way as well. And we're going to continue to operate that way as we move into the public markets. And I kind of I think, factors also into the valuation you need to be at, to sort of justify the amount of these massive amounts of capital that have gone into some of these, companies or.

00:19:50:13 - 00:21:47:27

Moderator

Well, and to that point, Chris, you know, you've now gone three for three and arranging significant pipes, for your transactions, including at times when the pipe market was not always at its most welcoming, what do you consider to be sort of the secret to being able to get that buy in from other investors into your transactions?

00:19:53:00 - 00:21:47:27

Chris Sorrells

You know, it starts with discipline. We heretofore have refused to bring a company public that could not raise third party pipe, and that was driven by a couple of things. One, we think it's very important that you bring an institutional type investor into the mix to build confidence that a third party put substantial capital up at a value, and you send a very positive signal to the rest of the market. When you don't do that, it's a very negative signal. So you know that is one, two we refuse to bring a company public that doesn't have a couple of years of cash. At Coles, as we all know, with the SPAC product, one credibly cannot predict redemption levels. So if you don't have a pipe to backstop redemptions, you're playing the Russian roulette of the redemption game. And if you come up, and estimate incorrectly, you now are taking a company public that is undercapitalized. I believe that has led to a lot of the underperformance in the product. So for us, we want the validation, we want the company properly capitalized, and we've been, I would say, disciplined in value. And so we've created a reputation out there that when we bring something to market, you know, it's properly valued and they know we're going to be disciplined around our criteria and we're not going to leave, you know, the pipe investor, holding the bag as unfortunately, I think many other sponsors do from time to time.

00:21:48:09 - 00:22:05:23

Moderator

And, you know, I often ask companies what is the most exciting thing on the horizon for them. But when it comes to general fusion, I think what I'm interested in is just sort of, you know, when you talk to prospective investors or everyday people, what do you think is the most exciting thing to get them to imagine about what the fusion future could look like?

00:22:05:25-00:24:10:16

Greg Twinney

Clean energy available on demand. Place it almost anywhere in the world because of the safety profile and availability of fuel. Just think of the things that could be, you know, the challenges that can be overcome, the opportunities that could open up, you know, in the developed world, the undeveloped world, in, areas outside of, things that we can even imagine. And so, the goals for AI will not be achieved without the energy to make it happen. Fusion will feed into that in a big way. But, the why behind fusion is just, almost limitless. There's so many opportunities with clean, abundant energy. And so that's what that's what drives us. And I a lot of inside the industry because, fusion is not easy. It's taking some time. You know, we are at an inflection point because there's some material advancements happening right now and including in our own labs. But, it's not easy. And so you got to have a very strong line to push through all those challenges and, and make it happen. And so it's it's pretty exciting. And you know, now the opportunity to bring this to a broader set of investors, you know, public market investors, is also exciting because they can participate, too, if they so choose. you know, at the end of the day, this is a very neat opportunity to get on the ground floor at a very compelling value in a frontier tech and a category defining space with a company that has a demonstration machine that's built and operating at commercially relevant scale. You can touch it, you can see it, and they have, put out and and to my knowledge, truly the only company I know who has put out public milestones with the time frame that they can achieve. If achieved, they will create significant value. And this transaction has or will provide the capital to allow those milestones to be achieved. So it's a very exciting opportunity, you know, for, I think, the public market investors out there who are looking for exposure to the fusion sector.

End of General Fusion Portion of the Episode

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On April 29, 2026, General Fusion posted the following communication on its LinkedIn, X, and Facebook accounts:

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REMINDER: Hear from our executive leadership team today at our Analyst Day, live from the @Nasdaq MarketSite. Join the webcast by registering here: edge.media-server.com/mmc/p/zcqmam9a

Everything kicks off at 11:00 a.m. ET.

Learn more: General Fusion to Host Analyst Day on April 29 as Company Advances Toward Public Market Listing | General Fusion

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.